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                                December 7, 2021

       Ren Yong
       Chief Executive Officer
       Puyi Inc.
       42F, Pearl River Tower
       No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe
       Guangzhou, Guangdong, Province
       People's Republic of China

                                                        Re: Puyi Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed November 15,
2021
                                                            File No. 333-261063

       Dear Mr. Yong:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-3

       Prospectus Cover Page, page i

   1. We note your disclosure that you are not an operating company but a Cayman Islands holding company with
operations conducted by your subsidiaries and through contractual arrangements with a
variable interest entity (VIE) based in China. Explain whether the
                                                        VIE structure is used
to replicate foreign investment in Chinese-based companies where
                                                        Chinese law prohibits
direct foreign investment in the operating companies. Your
                                                        disclosure should
acknowledge that Chinese regulatory authorities could disallow this structure, which would
likely result in a material change in your operations and/or value of your securities,
including that it could cause the value of such securities to significantly
 Ren Yong
FirstName
Puyi Inc. LastNameRen Yong
Comapany7,
December  NamePuyi
             2021    Inc.
December
Page 2    7, 2021 Page 2
FirstName LastName
         decline or become worthless.
2. Provide prominent disclosure about the legal and operational risks associated with being
         based in or having the majority of the company   s operations in
China. Your disclosure
         should address how recent statements and regulatory actions by China
s government, such
         as those related to the use of variable interest entities and data security or anti-monopoly
         concerns, has or may impact the company   s ability to conduct its
business, accept foreign
         investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
Our Company, page 5

3. We note your disclosure on page 7 and throughout your filing that you control and receive economic benefits from Puyi Bohui's business operations through VIE agreements and that those agreements are designed to provide your WFOE with effective control over the
         VIE. We also note the disclosure on page 14 that you are the primary beneficiary of the
         VIE. However, you or your investors do not have an equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. As such, when describing the design of the VIE agreements and related outcome, please refrain from implying that the VIE agreement is equivalent to an equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to and clearly describe the conditions you met for consolidation of the
         VIE under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary. In addition, your disclosure should note, if true, that the agreements have not been tested in a court of law.
4. Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.
5. Provide a clear description of how cash is transferred through your organization. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Please expand your disclosure on the prospectus cover page to provide a description of how cash is transferred through your organization and the disclosure regarding your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date.
6. We note that the consolidated VIEs constitute a material part of your consolidated
 Ren Yong
FirstName
Puyi Inc. LastNameRen Yong
Comapany7,
December  NamePuyi
             2021    Inc.
December
Page 3    7, 2021 Page 3
FirstName LastName
         financial statements. Please provide in tabular form a condensed consolidating schedule depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information as presented not misleading.
7. Disclose in this section that trading in your securities may be prohibited under the Holding
         Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state. We also note your disclosure on page 12 and the risk factor heading on page 16 that your ADSs may be delisted under the Holding Foreign
         Companies Accountable Act if the Public Company Accounting Oversight Board is
         unable to inspect auditors who are located in China. Please revise to clarify that the consequence is that trading in your securities may be prohibited under the HFCA Act.
Our business is subject to complex and evolving Chinese laws and regulations regarding data privacy and cybersecurity, page 13

8. Please revise to discuss the extent to which you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. Risk Factors, page 13

9. Please move the risk factors related to your China operations to an earlier part of your risk factors, and make corresponding changes to the Summary of Risk
Factors.
Our ADSs may be delisted under the Holding Foreign Companies Accountable Act, page 16

10. We note your disclosure that the U.S. Senate passed a bill on June 22, 2021 which, if enacted, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. Please clarify that this bill was the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would reduce the time period before your securities may be prohibited from trading or delisted.
 Ren Yong
Puyi Inc.
December 7, 2021
Page 4
Index to Exhibits, page II-3

11. Please list a statement of eligibility of trustee for the indenture as an Exhibit 25 to your registration statement. See Item 601(b)(25) of Regulation S-K. If you wish to designate the trustees on a delayed basis, as permitted by Section 305(b)(2) of the
         Trust Indenture Act, please indicate that you will separately file the Form T-1 under the electronic form type "305B2" in the notes to the index, and include the undertaking contained in Item 512(j) of Regulation S-K. For further guidance, please refer to Trust
         Indenture Act of 1939 Compliance and Disclosure Interpretations Questions 206.01 and
         220.01.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact John Stickel at 202-551-3324 or Sonia Bednarowski at 202-551-3666 with any questions.



FirstName LastNameRen Yong                                   Sincerely,
Comapany NamePuyi Inc.
                                                             Division of
Corporation Finance
December 7, 2021 Page 4                                      Office of Finance
FirstName LastName